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SECU1 19010240 SSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2018** (MM/DD/YY) AND ENDING **DECEMBER 31, 2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **KIDRON CAPITAL ADVISORS, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1450 BROADWAY, 39TH FLOOR
(No. and Street)

NEW YORK	**NY**	**10018**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK SEGALL **212-752-4404**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

SEC Mail Processing
MAR 15 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

RMS

OATH OR AFFIRMATION

I, **MARK SEGALL**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **KIDRON CAPITAL, LLC**, as of **DECEMBER 31, 2018** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NYDIA SHAHJAHAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 02SH6323942
Qualified in New York County
My Commission Expires April 27, 2019

Public Notary

Signature

CEO
Title

This report** contains (check all applicable boxes);

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Kidron Capital Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kidron Capital Advisors, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Kidron Capital Advisors, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Kidron Capital Advisors, LLC's management. Our responsibility is to express an opinion on Kidron Capital Advisors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kidron Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Kidron Capital Advisors, LLC's auditor since 2011.

Maitland, Florida

March 9, 2019

KIDRON CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	37,675
Accounts receivable		24,677
Prepaid Expense		5,000
CRD deposit		221
Total assets	$	67,573

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	12,572
Total liabilities		12,572
Member's equity		55,001
Total liabilities and member's equity	$	67,573

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Kidron Capital Advisors, LLC (the "Company") was formed in the state of Delaware on July 8, 2008. The Company was approved as a broker-dealer by the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") on June 4, 2010. Between July 8, 2008 and June 4, 2010, the Company had no operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – Cash and cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Revenues from contracts with customers - Revenues from contracts with customers are composed of investment banking fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in investment banking fees. In certain instances, for advisory contracts, the Company will receive amounts in advance of the deal's closing. In these instances, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. At December 31, 2018 there were no advances to the Company.

Income taxes - The Company, with the consent of its member, elected to be taxed as a partnership under the Internal Revenue Code. All taxable income or loss flows through to the member. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The members and the Company are generally not subject to U.S. federal, state or local income tax examinations related to the Company's activities for tax years before 2014.

Fair value of financial instruments – Cash, accounts payable and accrued expenses are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Account Pronouncements – On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contract with customers that fall within its scope.

Under ASC 606, revenue is recognized upon satisfaction of performance obligations by transferring control over goods or services to a customer. The adoption of ASC 606 did not result to any changes to beginning retained earnings for the year ended December 31, 2018 or net income for the preceding year end.

On February 2016, the FASB issued ASU 2016-02 Leases - (Topic842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019. Early application is permitted. The Company has not evaluated the impact this new standard will have on its financial position and results of operations.

3. RELATED PARTY TRANSACTIONS

Effective March 1, 2010, the Company executed an expense sharing agreement with Kidron Corporate Advisors, LLC (Corporate), which was revised January 1, 2015, which is one hundred percent owned by the managing member of Kidron Capital Advisors. The agreement stipulates that Corporate will pay certain operating expenses of the Company, including rent, for which the Company does not have an obligation, directly, or indirectly to reimburse or otherwise compensate Corporate. The Company paid Corporate $30,000 in rent and $5,050.65 in miscellaneous office expenses, for the year ended December 31, 2018.

Effective July 1, 2010, the Company executed a consulting agreement with Corporate for consulting services regarding strategy and corporate advice to emerging growth companies. In 2018 the Company made no payments to Corporate for consulting services.

4. CONCENTRATION OF BUSINESS AND CREDIT RISK

From time to time the Company may have cash deposits with its bank that exceed levels insured by the bank through FDIC. At December 31, 2018, the cash deposits did not exceed the FDIC limits.

Total revenue for the year ended December 31, 2018, includes commissions earned from one customer which accounted for 21% of revenue.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 uniform net capital rules that requires maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 1500%. As of December 31, 2018, the Company's net capital was $25,103 as defined by the SEC, which was $20,103 in excess of its minimum net capital requirement of $5,000 (see page 8). The Company's percentage of aggregate indebtedness to net capital was approximately 50.08% versus the maximum allowable percentage of 1500%.

6. COMMITMENTS AND CONTINGENCIES

The company does not have any commitments or contingencies.

7. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 9, 2019, the date the financial statements were available to be issued.